SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

May 29, 2009

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 23, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No   ☒

Announcement of LM Ericsson Telephone Company, dated May 29, 2009 regarding “Increase in the total number of shares in Telefonaktiebolaget LM Ericsson.”

PRESS RELEASE	May 29, 2009

Increase in the total number of shares in Telefonaktiebolaget

LM Ericsson

Telefonaktiebolaget LM Ericsson confirms that as per May 29, 2009 the company’s share capital is SEK 16,366,758,678 and the total number of shares is 3,273,351,735, of which 261,755,983 are series A shares, 2,984,595,752 are series B shares and 27,000,000 are series C shares. The total number of votes is 560,215,558.2, of which the series A shares represent 261,755,983 votes and the series B shares represent 298,459,575.2 votes.

The increase in the number of shares is caused by the company’s recent issue of 27,000,000 series C shares. These C shares have subsequently been repurchased by the company. This is in accordance with the resolution by the Annual General Meeting 2009 to expand the treasury stock as part of the financing of Ericsson’s Long-Term Variable Remuneration Program (LTV) 2009. The company currently holds 85,549,148 shares as treasury stock, of which 58,549,148 are B shares and 27,000,000 are C shares.

Notes to editors:

Ericsson’s multimedia content is available at the broadcast room:

www.ericsson.com/broadcast_room

Ericsson is the world’s leading provider of technology and services to telecom operators. The market leader in 2G and 3G mobile technologies, Ericsson supplies communications services and manages networks that serve more than 250 million subscribers. The company’s portfolio comprises mobile and fixed network infrastructure, and broadband and multimedia solutions for operators, enterprises and developers. The Sony Ericsson joint venture provides consumers with feature-rich personal mobile devices.

Ericsson is advancing its vision of ‘communication for all’ through innovation, technology, and sustainable business solutions. Working in 175 countries, more than 70,000 employees generated revenue of USD 27 billion (SEK 209 billion) in 2008. Founded in 1876 and headquartered in Stockholm, Sweden, Ericsson is listed on NASDAQ OMX Stockholm and NASDAQ.

For more information, visit www.ericsson.com or www.ericsson.mobi.

FOR FURTHER INFORMATION, PLEASE CONTACT

Ericsson Corporate Public & Media Relations

Phone: +46 10 719 69 92

E-mail: press.relations@ericsson.com

Ericsson discloses the information provided herein pursuant to the Securities Markets Act and/or the Financial Instruments Trading Act. The information was submitted for publication on May 29, 2009, at 8.00 am CET.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (PUBL)

By:	/s/ CARL OLOF BLOMQVIST
Carl Olof Blomqvist
Senior Vice President and
General Counsel

By:	/s/ HENRY STÉNSON
Henry Sténson
Senior Vice President
Corporate Communications

Date: May 29, 2009